EXHIBIT 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
FISCAL YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

TASMAN METALS LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009

(Expressed in Canadian dollars, unless otherwise stated)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated balance sheets as at August 31, 2011 and 2010, the consolidated statements of loss and comprehensive loss, consolidated statements of deficit and accumulated other comprehensive loss and consolidated statements of cash flows for the years ended August 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended August 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.	"D&H Group LLP"
December 22, 2011	Chartered Accountants

TASMAN METALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31
(Expressed in Canadian dollars, unless otherwise stated)

	2011 $	2010 $
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	5,012,487	2,894,385
Short-term investments (Note 4)	10,204,609	1,705,318
Amounts receivable	71,461	51,636
Prepaids	54,165	35,993
	15,342,722	4,687,332
CAPITAL ASSETS, net of accumulated depreciation of $7,040 (2010 - $808)	128,654	25,526
INVESTMENTS (Note 5)	332,144	78,194
RESOURCE INTERESTS (Note 6)	79,176	36,145
BOND DEPOSIT	3,292	3,292
	15,885,988	4,830,489
L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities	381,479	135,972
S H A R E H O L D E R S ’ E Q U I T Y

SHARE CAPITAL (Note 8)	18,888,813	5,757,155
CONTRIBUTED SURPLUS (Note 10)	4,837,912	613,782
DEFICIT	(8,390,790)	(1,668,498)
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	168,574	(7,922)
	15,504,509	4,694,517
	15,885,988	4,830,489

SUBSEQUENT EVENTS (Note 18)

APPROVED BY THE DIRECTORS

/s/ Mark Saxon	, Director
/s/ Mike Hudson	, Director

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED AUGUST 31
(Expressed in Canadian dollars, unless otherwise stated)

	2011 $	2010 $	2009 $
MINERAL EXPLORATION COSTS (Note 7)	1,570,435	654,521	11,588
EXPENSES
Accounting and administration	80,375	54,850	6,000
Audit	67,903	46,913	2,847
Corporate development	268,638	56,226	-
Corporate finance fee	-	20,000	-
Depreciation	7,040	808	-
General exploration	113,780	54,893	9,383
Investor relations	41,500	35,500	-
Legal	86,530	32,419	20,853
Management fees	158,250	97,500	-
Office	84,659	54,812	626
Professional fees	221,770	93,719	1,852
Regulatory fees	35,278	18,429	-
Rent	4,800	4,000	-
Salaries and benefits	116,028	-	-
Shareholder costs	18,268	9,927	-
Stock-based compensation (Note 9)	4,437,538	340,750	-
Transfer agent	31,573	19,645	-
Travel	177,338	66,798	-
	5,951,268	1,007,189	41,561
LOSS BEFORE OTHER ITEMS	(7,521,703)	(1,661,710)	(53,149)
OTHER ITEMS
Gain on disposal of capital asset	3,683	-	-
Gain on sale of investment (Note 5(b))	565,978	-	-
Write-off of resource interest (Note 6(a))	(9,142)	-	-
Gain on option of resource interests (Note 6(b))	112,961	81,462	-
Interest income	135,783	17,950	-
Foreign exchange	(37,598)	9,146	743
	771,665	108,558	743
LOSS BEFORE INCOME TAXES	(6,750,038)	(1,553,152)	(52,406)
FUTURE INCOME TAX RECOVERY (Note 12)	27,746	-	-
NET LOSS FOR THE YEAR	(6,722,292)	(1,553,152)	(52,406)
OTHER COMPREHENSIVE GAIN (LOSS)	176,496	(7,922)	-
COMPREHENSIVE LOSS FOR THE YEAR	(6,545,796)	(1,561,074)	(52,406)
LOSS PER COMMON SHARE - BASIC AND DILUTED	(0.12)	(0.04)	(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	54,884,348	34,701,602	10,500,000

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND
ACCUMULATED OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED AUGUST 31
(Expressed in Canadian dollars, unless otherwise stated)

	2011 $	2010 $	2009 $
DEFICIT - BEGINNING OF YEAR	(1,668,498)	(115,346)	(62,940)
NET LOSS FOR THE YEAR	(6,722,292)	(1,553,152)	(52,406)
DEFICIT - END OF YEAR	(8,390,790)	(1,668,498)	(115,346)
ACCUMULATED OTHER COMPREHENSIVE LOSS - BEGINNING OF YEAR	(7,922)	-	-
NET CHANGE IN FAIR VALUE OF AVAILABLE-FOR -SALE INVESTMENTS, net of $128,623 future income tax expense (2010 - $nil)	818,182	(7,922)	-
RECLASSIFICATION OF ADJUSTMENT ON SALE OF AVAILABLE-FOR-SALE INVESTMENTS, net of $100,877 future income tax recovery	(641,686)	-	-
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS) - END OF YEAR	168,574	(7,922)	-

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31
(Expressed in Canadian dollars, unless otherwise stated)

	2011 $	2010 $	2009 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net loss for the year	(6,722,292)	(1,553,152)	(52,406)
Adjustment for items not involving cash
Depreciation	7,040	808	-
Stock-based compensation	4,437,538	340,750	-
Gain on sale of investment	(565,978)	-	-
Write-off of resource interest	9,142	-	-
Gain on disposal of capital asset	(3,683)	-	-
Gain on option of resource interests	(112,961)	(81,462)	-
Future income tax recovery	(27,746)	-	-
	(2,978,940)	(1,293,056)	(52,406)
Increase in amounts receivable	(19,825)	(48,618)	(259)
Increase in prepaids	(18,172)	(35,993)	-
Increase in accounts payable and accrued liabilities	245,507	116,470	26,785
	(2,771,430)	(1,261,197)	(25,880)
FINANCING ACTIVITIES
Issuance of common shares	13,144,515	5,840,460	-
Share issue costs	(226,265)	(267,905)	-
Advances	-	-	18,000
Repayment of advances	-	(88,000)	-
Cash from amalgamation	-	393,802	-
Contributed surplus	-	-	9,140
	12,918,250	5,878,357	27,140
INVESTING ACTIVITIES
Additions to resource interests	(56,370)	(28,811)	(14,367)
Additions to capital assets	(135,692)	(26,334)	-
Proceeds from disposal of capital asset	29,207	-	-
Proceeds from sale of investment	605,978	-	-
Proceeds from option of resource interests	27,450	28,705	-
Short-term investments	(8,499,291)	(1,705,318)	-
	(8,028,718)	(1,731,758)	(14,367)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	2,118,102	2,885,402	(13,107)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,894,385	8,983	22,090
CASH AND CASH EQUIVALENTS - END OF YEAR	5,012,487	2,894,385	8,983
CASH AND CASH EQUIVALENTS COMPRISES:
Cash	5,012,487	2,394,207	8,983
Short-term deposit	-	500,178	-
	5,012,487	2,894,385	8,983

SUPPLEMENTAL CASH FLOW INFORMATION (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 Tasman completed a statutory amalgamation under the laws of the Province of British Columbia and amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”) and the surviving corporation continued under the name of Tasman Metals Ltd. as described in Note 3.  On November 3, 2009 the Company’s common shares commenced trading on the TSX Venture Exchange (“TSXV”) under the symbol “TSM”.  On December 2, 2011 the Company’s common shares commenced trading on the New York Stock Exchange AMEX market under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company.  As at August 31, 2011 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian GAAP.  The significant differences these principles and those would be accepted under United States generally accepted accounting principles (“US GAAP”) are disclosed in Note 17.  The consolidated financial statements include the accounts of the Company and its wholly-owned Swedish subsidiary, Tasmet AB (“Tasmet”).  Intercompany balances and transactions are eliminated on consolidation.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Significant areas requiring the use of management estimates relate to the assessment of recoverability and impairment of amounts capitalized as resource interests, determination of environmental obligations, depreciation of capital assets, determination of the fair value of stock options and financial instruments and the estimation of future income tax asset valuation allowances.  Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition.  The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

Resource Interests

Resource interests include acquired mineral use rights for mineral property held by the Company.  The amount of consideration paid (in cash or share value) for resource interests is capitalized.  The amounts shown for resource interests represent costs of acquisition incurred to date, less recoveries or write-offs, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the resource interest is abandoned or sold.

Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

The carrying values of resource interests are reviewed by management at least annually to determine if they have become impaired.  If impairment is determined to exist, the resource interest will be written down to its net recoverable value.

Ownership in resource interests involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks.  Many of these risks are outside the Company’s control.

The ultimate recoverability of the amounts capitalized for the resource interests is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof.  Management’s estimates of recoverability of the Company’s investment in its resource interests have been based on current and expected conditions.  However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of resource interest carrying values.

Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

From time to time the Company acquires or disposes of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as resource interests costs or recoveries when the payments are made or received.

Exploration and Development Costs

Mineral exploration and development costs are expensed as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete development has been obtained.  Following confirmation of mineral reserves or receipt of permits to commence mining operations and obtaining necessary financing, development expenditures are capitalized as deferred development expenditures included within resource interests.

Capital Assets

Capital assets, which are comprised of vehicles are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow.  As at August 31, 2011 the Company does not have any asset retirement obligations.

Long-lived Assets Impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to fair value.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation are charged to expense over the period earned, with offsetting amounts recognized as contributed surplus.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Currencies

Integrated foreign operations are translated using the temporal method.  Under this method the Company translates monetary items at the rate of exchange in effect at the balance sheet date.  Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred.  Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates.  Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

Income Taxes

Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantially enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Loss Per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted loss per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method.  Basic and diluted loss per share are the same as the effect of potential issuances of shares under warrants and share option arrangements would be anti-dilutive.

Financial Instruments

Under Section 3251, Equity and Section 3855, Financial Instruments - Recognition and Measurement, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities.  All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions.  Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification.  Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise.  Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest method.  Gains and losses upon inception, derecognition, impairment write-downs and foreign exchange translation adjustments are recognized immediately.  Transaction costs related to financing will be expensed in the period incurred.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

2.           SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has designated its cash and cash equivalents and short-term investments held as held-for-trading, and its investment in common shares as available-for-sale, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Section 3862, Financial Instruments - Disclosures, requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges.  The three levels of the fair value hierarchy are:

Level 1 -	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 -	inputs that are not based on observable market data.

Disclosure requirements pertaining to Section 3862 are contained in Note 14.

Section 3863, Financial Instruments - Presentation, enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.  This section establishes standards for presentation of financial instruments and non-financial derivatives.  It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Comprehensive Income

Section 1530, Comprehensive Income, provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Capital Disclosures

Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity’s capital and how it is managed.  Disclosure requirements pertaining to Section 1535 are contained in Note 15.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

The Company does not expect the adoption of these accounting standards to have a material impact on its consolidated financial statements.

3.	RECAPITALIZATION AND AMALGAMATION

On May 15, 2009 Tasman entered into a letter of agreement (the “Agreement”) whereby Tasman, Ausex and Lumex, agreed to conduct a statutory amalgamation (the “Amalgamation”). On October 22, 2009 (the “Effective Date”) the Amalgamation was completed under which the Company issued:

(i)	10,500,000 common shares to the Tasman shareholders, on an exchange ratio of one common share for each Tasman common share issued and outstanding;

(ii)	7,150,000 common shares to the Ausex shareholders, on an exchange ratio of one common share for each Ausex common share issued and outstanding; and

(iii)	5,046,402 common shares to the Lumex shareholders, on an exchange ratio of 1.0806 common shares for each Lumex share issued and outstanding.

The Amalgamation served as the qualifying transaction for both Ausex and Lumex under the policies of the TSXV.  On completion of the Amalgamation the Company became a mining issuer pursuant to the policies of the TSXV under the name Tasman Metals Ltd.

The completion of the Amalgamation resulted in the former shareholders of Tasman holding the single largest interest in the amalgamated company.  Accordingly, the Amalgamation was treated for accounting purposes as a recapitalization.  In accounting for this transaction:

(i)	Tasman was deemed to be the parent company for accounting purposes. Accordingly, its net assets were included in the consolidated balance sheets at their historical book values; and

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

3.	RECAPITALIZATION AND AMALGAMATION (continued)

(ii)
control of the net assets of Ausex and Lumex was acquired on the Effective Date.  The transaction was accounted for as a purchase of the assets and liabilities of Ausex and Lumex by Tasman.  The assets and liabilities of Ausex and Lumex were recorded at their fair values, as follows:

$
Cash	393,802
Amounts receivable	6,123
Advances from Ausex, eliminated on Amalgamation	36,876
Amounts payable and accrued liabilities	(8,478)
Net assets acquired	428,323

4.	SHORT-TERM INVESTMENTS

	2011 $	2010 $
Redeemable GICs
Due November 21, 2011 at cost plus accrued interest at 1.40% per annum	508,499	-
Due November 29, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	6,558,767	-
Due April 23, 2012 at cost plus accrued interest at 1.40% per annum	806,744	-
Due January 10, 2012 at cost plus accrued interest at 1.32% per annum	1,720,375	-
Due March 26, 2012 at cost plus accrued interest at 1.20% per annum	610,224	-
Due July 11, 2011 at cost plus accrued interest at Prime Rate less 1.80% per annum	-	400,644
Due July 12, 2011 at cost plus accrued interest at 1.00% per annum	-	502,688
Due August 15, 2011 at cost plus accrued interest at 0.90% per annum	-	801,986
	10,204,609	1,705,318

All of the GICs are redeemable after 30 days from purchase.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

5.	INVESTMENTS

	2011
	Number	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $
Common shares
Scandinavian Resources Limited	882,353	135,824	196,320	332,144

	2010
	Number	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Common shares
Scandinavian Resources Limited	588,235	86,116	(7,922)	78,194

(a)
The Company has received common shares of Scandinavian Resources Limited (“Scandinavian”), a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 6(b).  As at August 31, 2011 the quoted market value of the Scandinavian shares was $332,144.

(b)
In July 2010 the Company completed the sale of certain of its iron ore licenses in Sweden and received 691,921 common shares of Beowulf Mining PLC (“Beowulf”), a public company listed on the London Stock Exchange, at an ascribed value of $40,000.  The Company subsequently sold the Beowulf shares for $605,978 resulting in a realized gain of $565,978.  See also Note 6(b).

6.	RESOURCE INTERESTS

	Acquisition Costs
	2011 $	2010 $
Rare Earth Element Properties
Norra Kärr	16,078	1,731
Otanmaki	801	801
Bastnäs	-	9,142
Other	62,297	20,274
	79,176	31,948
Iron Ore Properties
Other	-	4,197
	79,176	36,145

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

6.	RESOURCE INTERESTS (continued)

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims located in southern Sweden.

Otanmaki

The Otanmaki property consists of 34 staked exploration claims located in central western Finland.

Bastnäs

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company was required to make cash payments totalling SEK 975,000 (SEK 65,000 paid) and incur contract services with the vendor totalling SEK 390,000 over a four year period.

During fiscal 2011 the Company made a decision to terminate the option agreement and wrote-off $9,142 of resource interest costs.

Other

As at August 31, 2011 the Company has been granted or made reservations on:

(i)	14 exploration claims or claim applications in Sweden;
(ii)	119 exploration claims or claim applications in Finland; and
(iii)	7 exploration claims in Norway.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Scandinavian whereby Scandinavian has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

(i)	during fiscal 2010 Scandinavian issued 588,235 common shares and paid $28,705 to the Company;
(ii)	during fiscal 2011 Scandinavian issued 294,118 common shares, paid $16,570 and reimbursed the Company $10,880;
(iii)
Scandinavian must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Scandinavian withdraw after meeting the minimum expenditure it shall have no further interest in the Iron Ore Claims;

(iv)	the Company grants Scandinavian the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(v)	Scandinavian may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(vi)
Scandinavian may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

6.	RESOURCE INTERESTS (continued)

On July 5, 2010 the Company entered into a sale agreement with Beowulf covering the three remaining iron ore property exploration licenses in Sweden.  In consideration for the sale the Company received 691,921 common shares in Beowulf at a fair value of $40,000, resulting in a gain of $35,803 on the sale.  The Company also retained a 1.5% net smelter returns royalty on any future production from the three permit areas.

(c)          See also Note 18.

7.	MINERAL EXPLORATION COSTS

Mineral exploration costs incurred are detailed below:

	2011
	Rare Earth Element Properties
	Norra Kärr $	Otanmaki $	Other $	Total $
Assays	3,588	-	-	3,588
Consulting	197,664	69,094	10,630	277,388
Database	2,967	3,889	3,387	10,243
Drilling	546,211	125,832	-	672,043
Exploration office	61,207	6,324	1,407	68,938
Geochemical	159,347	8,667	713	168,727
Geological	171,593	14,348	20,404	206,345
Geosurvey	48,000	67,625	-	115,625
Maps	1,550	2,235	3,743	7,528
Salaries	12,255	-	-	12,255
Sample preparation	1,066	-	-	1,066
Site preparation	4,562	3,804	-	8,366
Travel	15,739	2,584	-	18,323
Total	1,225,749	304,402	40,284	1,570,435

	2010
	Rare Earth Element Properties		Iron Ore
	Norra Kärr $	Other $	Properties $	Total $
Consulting	75,255	10,679	-	85,934
Database	-	5,072	-	5,072
Drilling	344,241	-	-	344,241
Exploration office	24,159	-	-	24,159
Freight	8,330	-	-	8,330
Fuel	1,841	-		1,841
Geochemical	68,298	3,734	1,603	73,635
Geological	53,191	45,290	12,195	110,676
Maps	-	633	-	633
Total	575,315	65,408	13,798	654,521

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

7.	MINERAL EXPLORATION COSTS (continued)

	2009
	Rare Earth Element Properties $	Iron Ore Properties $	Total $
Database	885	-	885
Geological	-	9,649	9,649
Maps	1,054	-	1,054
	1,939	9,649	11,588

8.	SHARE CAPITAL

Authorized - unlimited common shares without par value
	2011		2010		2009
Issued	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance, beginning of year	42,105,402	5,757,155	10,500,000	10,500	10,500,000	10,500
Adjustment to reflect the Amalgamation	-	-	12,196,397	428,323	-	-
Issued for cash					-	-
Private placements	5,000,000	7,500,000	18,000,000	5,350,000	-	-
Exercise of stock options	1,587,844	371,914	233,206	45,821	-	-
Exercise of warrants	9,261,043	5,141,101	1,135,799	434,639	-	-
Exercise of compensation options	526,000	131,500	40,000	10,000	-	-
Reallocation from contributed surplus on exercise of stock options	-	248,550	-	48,500	-	-
Reallocation from contributed surplus on exercise of compensation options	-	63,120	-	4,800	-	-
Reallocation from contributed surplus on exercise of agents’ warrants	-	100,475	-	-	-	-
	16,374,887	13,556,660	31,605,402	6,322,083	-	-
Less share issue costs	-	(425,002)	-	(575,428)	-	-
	16,374,887	13,131,658	31,605,402	5,746,655	-	-
Balance, end of year	58,480,289	18,888,813	42,105,402	5,757,155	10,500,000	10,500

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

8.           SHARE CAPITAL (continued)

(a)
On October 22, 2009 the Company completed the Amalgamation with Ausex and Lumex and issued 12,196,397 common shares of its share capital for 100% of the issued and outstanding common shares of Ausex and Lumex.  See also Note 3.

(b)
During fiscal 2011 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders’ fee of $193,494 cash and issued finders’ warrants which entitle the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: dividend yield - 0%;  expected volatility - 174%;  a risk-free interest rate of 1.38%;  and an expected life of two years.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

(c)	During fiscal 2010 the Company completed private placements of:

(i)
6,000,000 common shares at a price of $0.10 per share for gross proceeds of $600,000.  The Company paid a finder’s fee of $27,150 cash and issued warrants to purchase 452,500 common shares at a price of $0.10 per share on or before October 23, 2011.  The fair value of the warrants, estimated using the Black-Scholes option pricing model is $22,625.  The assumptions used were:  dividend yield - 0%;  expected volatility - 90%;  a risk-free interest rate of 1.36%;  and an expected life of two years;

ii)
7,000,000 units at a price of $0.25 per unit for gross proceeds of $1,750,000.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share for a period of two years at a price of $0.40 per share in year one and at a price of $0.50 per share in year two.  The Company paid a finder’s fee of $84,900 cash and granted a compensation option to purchase 566,000 units at $0.25 per unit on or before October 26, 2011.  When exercised, each unit will consist of one common share and one non-transferable share purchase warrant having the same terms and conversion provision as the private placement warrants.  The fair value of the compensation option, estimated using the Black-Scholes option pricing model, is $118,860.  The assumptions used were:  dividend yield - 0%;  expected volatility - 90%;  a risk-free interest rate of 1.36%;  and an expected life of two years.

In fiscal 2010, 40,000 units were issued on the partial exercise of the compensation options. During fiscal 2011 the remaining 526,000 compensation options were exercised; and

(iii)
5,000,000 units at a price of $0.60 per unit for gross proceeds of $3,000,000.  Each unit comprised one common share and one-half share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share on or before March 25, 2011 and at a price of $1.00 per share on or before March 25, 2012.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

8.           SHARE CAPITAL (continued)

The Company paid a finders’ fee of $126,105 cash and issued warrants to purchase 210,175 common shares at a price of $0.80 per share on or before March 25, 2011 and at a price of $1.00 per share on or before March 25, 2012.  The fair value of the warrants, estimated using the Black-Scholes option pricing model, is $166,038.  The assumptions used were: dividend yield - 0%;  expected volatility - 79%;  a risk-free interest rate of 1.73%;  and an expected life of two years.

The Company incurred $29,750 for filing fees associated with these private placements.

(d)	A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2011 and 2010 and the changes for the years ended on those dates is as follows:

	2011		2010
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	9,266,875	0.50	-	-
Assumed on Amalgamation	-	-	200,000	0.10
Issued on private placement	2,629,050	1.85	10,202,674	0.49
Issued on exercise of compensation option	526,000	0.40	-	-
Exercised	(9,261,043)	0.56	(1,135,799)	0.38
Balance, end of year	3,160,882	1.47	9,266,875	0.50

Common shares reserved pursuant to warrants outstanding at August 31, 2011 are as follows:

Number	Exercise Price $	Expiry Date
125,000	0.50	October 26, 2011
322,275	1.00	March 25, 2012
526,000	0.40 / 0.50	April 1, 2012 / 2013
1,354,274	1.85	November 17, 2012
833,333	1.85	November 26, 2012
3,160,882

See also Note 18.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

9.           STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has established a rolling stock option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

During fiscal 2011 the Company granted 1,700,000 (2010 - 2,000,000) stock options to the Company’s employees, directors, officers and consultants and recorded compensation expense of $4,001,200 (2010 - $292,250).  In addition, the Company recorded $436,338 (2010 - $48,500) compensation expense on stock options previously granted which had vested during the year.  The Company did not grant any stock options in fiscal 2009.

The fair value of stock options granted and/or vested during fiscal 2011 and 2010 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2011	2010
Risk-free interest rate	1.38% - 2.14%	1.45% - 1.93%
Estimated volatility	147% - 175%	79% - 104%
Expected life	2 years - 3 years	2.25 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all stock options granted and/or vested during fiscal 2011 was $3.17 (2010 - $0.16) per option.

A summary of the Company’s stock options at August 31, 2011 and 2010 and the changes for the years ended on those dates is presented below:

	2011		2010
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of year	2,929,016	0.21	-	-
Assumed on Amalgamation from Lumex	-	-	472,222	0.10
Assumed on Amalgamation from Ausex	-	-	690,000	0.10
Granted	1,700,000	3.39	2,000,000	0.27
Exercised	(1,587,844)	0.23	(233,206)	0.20
Balance, end of year	3,041,172	1.98	2,929,016	0.21

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

9.	STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2011:

Number Outstanding	Number Exercisable	Exercise Price $	Expiry Date
69,672	69,672	0.10	May 31, 2012
1,175,000	1,175,000	0.25	October 22, 2012
75,000	75,000	0.10	January 25, 2013
50,000	50,000	0.60	March 5, 2013
146,500	146,500	2.78	December 24, 2013
915,000	915,000	3.45	January 6, 2014
100,000	55,000	3.84	January 17, 2014
200,000	80,000	4.22	July 15, 2014
200,000	200,000	2.72	August 9, 2014
50,000	50,000	3.20	August 9, 2014
60,000	60,000	2.92	August 22 2014
3,041,172	2,876,172

See also Note 18.

10.	CONTRIBUTED SURPLUS

	2011 $	2010 $	2009 $
Balance, beginning of year	613,782	18,809	9,669
Paid-in capital		-	9,140
Stock-based compensation on stock options	4,437,538	340,750	-
Stock-based compensation on agent’s warrants	198,737	188,663	-
Stock-based compensation on agent’s compensation options	-	118,860	-
Stock options exercised	(248,550)	(48,500)	-
Compensation options exercised	(63,120)	(4,800)	-
Agents’ warrants exercised	(100,475)	-	-
Balance, end of year	4,837,912	613,782	18,809

11.	RELATED PARTY TRANSACTIONS

During fiscal 2011 the Company:

i)	incurred $181,087 (2010 - $90,250; 2009 - $nil) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS (continued)

ii)	incurred $158,250 (2010 - $97,500; 2009 - $nil) for management fees provided by a private corporation owned by an officer of the Company; and

iii)	incurred $8,250 (2010 - $6,200; 2009 - $nil) for shared administration costs with Tumi Resources Limited (“Tumi”), a public company with common directors and officer.

As at August 31, 2010, $27,398 (2010 - $20,800;  2009 - $nil) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	INCOME TAXES

Future income tax assets and liabilities of the Company as at August 31, 2011 and 2010, are as follows:

	2011 $	2010 $
Future income tax assets
Losses carried forward	674,900	291,500
Mineral exploration costs capitalized for tax	481,300	142,800
Other	46,000	73,000
	1,202,200	507,300
Valuation allowance	(1,202,200)	(507,300)
Net future income tax asset	-	-

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

12.           INCOME TAXES (continued)

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2011 $	2010 $	2009 $
Income tax rate reconciliation
Combined federal and provincial income tax rate	27.17%	29.0%	30.17%
Expected income tax recovery	1,834,000	450,400	16,000
Effect of income tax rate changes	(23,700)	(1,000)	(800)
Foreign income tax rate differences	(2,700)	(3,200)	(300)
Non-deductible stock-based compensation	(1,206,000)	(98,800)	-
Other	56,900	(21,100)	-
Unrecognized benefit of income tax losses	(630,754)	(326,300)	(14,900)
Actual income tax recovery	27,746	-	-

As at August 31, 2011, the Company has non-capital losses of approximately $2,204,684 and accumulated pools of approximately $380,400 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2031.  The Company’s subsidiary in Sweden has losses for income tax purposes of approximately $470,400 (SEK 3,048,000) which may be carried forward indefinitely.

13.           SEGMENTED INFORMATION

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	2011
	Canada $	Scandinavia $	Total $
Current assets	15,117,687	225,035	15,342,722
Capital assets	-	128,654	128,654
Investments	332,144	-	332,144
Resource interests	-	79,176	79,176
Bond deposit	-	3,292	3,292
	15,449,831	436,157	15,885,988

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

13.           SEGMENTED INFORMATION (continued)

	2010
	Canada $	Scandinavia $	Total $
Current assets	4,553,052	134,280	4,687,332
Capital assets	-	25,526	25,526
Investment	78,194	-	78,194
Resource interests	-	36,145	36,145
Bond deposit	-	3,292	3,292
	4,631,246	199,243	4,830,489

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities

Under Canadian GAAP financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities.  The carrying values of the Company’s financial instruments, which are the same as their fair values, are classified into the following categories:

Financial Instrument	Category	2011 $	2010 $
Cash and cash equivalents	Held-for-trading	5,012,487	2,894,385
Short-term investments	Held-for-trading	10,204,609	1,705,318
Investments	Available-for-sale	332,144	78,194
Amounts receivable	Loans and receivables	71,461	51,636
Accounts payable and accrued liabilities	Other liabilities	(381,479)	(135,972)

The recorded amounts for cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s carrying value and fair value of cash and cash equivalents, short-term investments and investments under the fair value hierarchy is measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

14.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s liabilities are classified as current and are anticipated to mature within the next fiscal period.  The Company intends to settle these with funds from its working capital and equity financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to short term interest rates through the interest earned on cash balances.  The Company has significant cash balances.  From time to time, the Company invests its excess cash in money market instruments issued by major financial institutions.  The term of such instruments does not exceed 365 days and are redeemable, 30 days from purchase.  As such the Company considers that the interest rate is not significant.

(b)	Foreign Currency Risk

The Company’s significant operations are based in Sweden and subject to foreign currency fluctuations.  The Company’s operating expenses are primarily incurred in Canadian Dollars and Swedish Krona and the fluctuation of the Canadian Dollar in relation to the Swedish Krona will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders= equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At August 31, 2011, 1 Canadian Dollar was equal to 6.48 Swedish Krona.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	1,085,858	167,571
Amounts receivable	328,859	50,750
Accounts payable and accrued liabilities	(1,340,411)	(206,853)
	74,306	11,468

Based on the net exposures as of August 31, 2011 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $1,000 higher (or lower).

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

15.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company expects its current capital resources will be sufficient to meet all of its future exploration plans, resource interest acquisitions and operating requirements over the next twelve months.  However, levels of exploration expenditures may change with ongoing results and, as a result, the Company may be dependent upon future equity or debt transactions to meet these changes.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash activities were conducted by the Company as follows:

	2011 $	2010 $	2009 $
Financing activities
Issuance of common shares	412,145	-	-
Share issue costs	(198,737)	-	-
Contributed surplus	(213,408)	-	-
	-	-	-
Investing activities
Proceeds on sale of resource interests	49,708	86,116	-
Investments	(49,708)	(86,116)	-
	-	-	-

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from US GAAP that impacted the consolidated financial statements, are described below:

(a)
The effect of the differences between Canadian GAAP and US GAAP on the significant captions of the balance sheets and the statements of loss and comprehensive loss, deficit and accumulated other comprehensive loss and cash flows is summarized as follows:

	2011 $	2010 $	2009 $
Operations
Net loss - Canadian GAAP	(6,722,292)	(1,553,152)	(52,406)
Option payments recognized as other income under US GAAP (b)(ii)	-	33,359	-
Net loss - US GAAP	(6,722,292)	(1,519,793)	(52,406)
Loss per share - US GAAP	(0.12)	(0.04)	(0.00)

	2011 $	2010 $
Assets
Total assets - Canadian GAAP	15,885,988	4,830,489
Option payments recognized as other income under US GAAP (b)(ii)	33,359	33,359
Total assets - US GAAP	15,919,347	4,863,848

	2011 $	2010 $
Deficit
Closing deficit - Canadian GAAP	(8,390,790)	(1,668,498)
Option payments recognized as other income under US GAAP (b)(ii)	33,359	33,359
Closing deficit - US GAAP	(8,357,431)	(1,635,139)

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2011 $	2010 $	2009 $
Cash Flows - Operating Activities
Cash from (used for) operating activities - Canadian GAAP	(2,771,430)	(1,261,197)	(25,880)
Add gain on option of resource interests	77,158	81,462	-
Add net loss - Canadian GAAP	6,722,292	1,553,152	52,406
Less property option payments	(77,158)	(114,821)	-
Less net loss - US GAAP	(6,722,292)	(1,519,793)	(52,406)
Cash from (used for) operating activities - US GAAP	(2,771,430)	(1,261,197)	(25,880)

(b)	Differences in Accounting Principles

(i)	Exploration Stage Company

Pursuant to US GAAP and the guidance of the United States Securities and Exchange Commission (“SEC”), the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties.  However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(ii)	Property Option Payments

Under US GAAP, proceeds from property option payments would be included in other income.

(iii)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

In 2006 the Financial Accounting Standards Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109. This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.  The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iv)	Recapitalization and Amalgamation

The Amalgamation did not meet the definition of a business combination under Canadian GAAP.  The transaction was accounted for as a purchase of assets and liabilities of Ausex and Lumex by Tasman.  Under US GAAP, the assets acquired and liabilities assumed do not constitute a business.  The transaction would also be accounted for as an acquisition of assets.  Therefore, there is no difference between Canadian and US GAAP.

(c)           Recent US Accounting Pronouncements

(i)
In December 2007 the FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now Accounting Standards Codification (“ASC”) 805).  It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date.  In addition, all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination.  This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company adopted this guidance commencing September 1, 2009 and it had no material impact on the consolidated financial statements.

(ii)
In December 2007 the FASB issued new accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810).  It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated statement of income.  Changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction.  The Company adopted this guidance commencing September 1, 2009 and it did not have a material impact on the consolidated financial statements.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(iii)
In May 2009 the FASB issued ASC 855-10, Subsequent Events (formerly Statement of Financial Accounting Standards (“SFAS”) Statement No 165), which establishes principles and requirements for subsequent events.  In particular, ASC 855-10 sets forth:  (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;  (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements;  and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The new guidelines require an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued.  The Company adopted this standard commencing September 1, 2009 and it did not have a material impact to the consolidated financial statements.

(iv)
In June 2009 the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  This new guidance is effective for fiscal years beginning after November 15, 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

(v)
In June 2009 the FASB issued new guidance, which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities.  This new guidance requires a reporting issuer to perform an analysis to determine whether the reporting issuer’s variable interest or interests give it a controlling financial interest in a variable interest entity.  In addition, a reporting issuer is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance.  Finally, the new guidance requires ongoing reassessments of whether a reporting issuer is the primary beneficiary of a variable interest entity.  This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  This new guidance is not expected to have a material impact on the Company’s consolidated financial statements.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(vi)
In June 2009 the FASB issued new guidance, which is now part of ASC 105-10 (the “Codification”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles), which will become the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.  The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

(vii)
In August 2009 the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Measuring Liabilities at Fair Value (“ASU 2009-05”).  This update provides amendments to ASC 820, Fair Value Measurements and Disclosure, for the fair value measurement of liabilities when a quoted price in an active market is not available.  ASU 2009-05 is effective for reporting periods beginning after August 28, 2009.  This new guidance does not have a material impact on the Company’s consolidated financial statements.

(viii)
In January 2010 the FASB issued ASU No. 2010-06 (“ASU 2010-06”) applicable to FASB ASC 820-10, Fair Value Measurements and Disclosures.  The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3).  This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010.  As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company’s consolidated results of operations, cash flows or financial positions.

TASMAN METALS LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2011, 2010 AND 2009
 (Expressed in Canadian dollars, unless otherwise stated)

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(ix)
In April 2010 the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718):  Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010 -13”).  ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition.  Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity.  The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  The Company does not expect the adoption of ASU 2020-13 to have a material impact on the Company’s consolidated financial statements.

18.	SUBSEQUENT EVENTS

Subsequent to August 31, 2011 the Company:

(i)
granted stock options to a director of the Company to purchase 100,000 common shares at an exercise price of $3.37 per share expiring September 13, 2014 and to employees and consultants of the Company to purchase 435,000 common shares at an exercise price of $2.19 per share expiring December 6, 2014;

(ii)	issued 125,000 common shares on the exercise of warrants for proceeds of $62,500; and

(iii)
acquired a 100 % interest in the Olserum project in southern Sweden.  The Olserum project was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company.